February 21, 2017

VIA EDGAR

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rice Energy Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
Response Letter Dated December 22, 2016
File No. 001-36273

Dear Mr. Skinner:

This letter responds to the letter dated February 14, 2017 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2015 of Rice Energy Inc. (the “Company”, “we” or “our”) and the above referenced Response Letter dated December 22, 2016 of the Company. For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 38

Production, Revenues and Price History, page 43

1.	We have read your response to comment 2 and note your conclusion that there are no distinguishable “fields” among your assets, and that the treatment of your asset base as a single field is consistent with Rule 4-10(a)(15) of Regulation S-X insofar as it contemplates fields consisting of multiple reservoirs.

Securities and Exchange Commission

February 21, 2017

In this regard, we note that a field pursuant to Rule 4-10(a)(15) of Regulation S-X is described as “an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.”

Although the Marcellus and Utica Shale formations share a common footprint over the area of your leases due to an overlap of the formations projected to the surface, your conclusion that these formations represent a single “field” does not address the requirement that the respective shale formations are related to the same individual (subsurface) geological structural feature and/or stratigraphic condition. In this regard, we note the Marcellus and Utica Shale formations are separate time stratigraphic units deposited during different the geological periods.

Your response further indicates the best indication of the existence of a single or multiple “fields” is the resulting operational approach taken by the subject company.

Regarding the portion of the definition in Rule 4-10(a)(15) that states “reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field,” the discussion provided in your response to comment 3 identifies aspects of your operations sufficient to warrant the segregation of your cash flows from operations at the formation level, e.g. the Marcellus Shale and the Utica Shale.

Based on the facts and circumstances provided in your responses and the definition of a field under Rule 4-10(a)(15) of Regulation S-X, it appears that separate disclosure of your production relating to the Marcellus Shale formation which represents 75% of the total proved reserves at December 31, 2015 and to the Utica Shale formation which represents 25% of total proved reserves at December 31, 2015 is required under Item 1204(a) of Regulation S-K. Expand the table on page 44 to provide disclosure of production for each formation by final product sold for each of the last three fiscal years. Alternatively, modify the tabular presentation and related footnotes on page 39 which present your production by formation in terms of Bcfe equivalent amounts to provide separate disclosure of the net quantities by final product sold.

Response: We acknowledge the Staff’s comment and will revise our tabular presentation of production for each of the Marcellus, Utica and Barnett formations by final product sold in future filings.

Securities and Exchange Commission

February 21, 2017

Financial Statements and Supplementary Data, page 78

Notes to Consolidated Financial Statements, page 86

Note 3. Goodwill, page 91

2.	Your response to prior comment number 5 from our letter dated December 9, 2016 indicates that the estimated fair value of your exploration and production reporting unit was $560 million, while the carrying value was $1,553 million. Explain to us whether, and if so, how, you considered these relative values in assessing whether impairment testing was necessary, and in conducting any resulting impairment tests, for any other assets in your exploration and production reporting. As part of your response, reconcile for us the carrying value per your response and the exploration and production segment assets per your 10-K.

Response: In accordance with ASC 350-20-35-31, once a determination has been made to perform impairment analyses, such analyses are to be performed first over the long-lived assets of the reporting unit prior to testing a reporting unit’s goodwill for impairment. Based primarily on the significant decline in commodity prices in the fourth quarter of 2015, indicators existed which we believed constituted a triggering event to assess the recoverability of our long-lived assets and goodwill within our Exploration and Production reporting unit as of December 31, 2015.

With respect to the recoverability test for impairment of long-lived assets, we first assessed proved properties for impairment under ASC 360-10-35, based on a comparison of undiscounted cash flows of our proved properties to their respective carrying values at the asset grouping level as we intend to hold these assets for our own use. Next, we assessed our unproved properties under ASC 932, by considering lease expirations and development plans for leaseholds outside of the core of our acreage position. The assessment of long-lived assets described above resulted in impairment to our proved and unproved properties of $10.9 million and $7.3 million, respectively. The proved property impairment pertained specifically to our properties in the Upper Devonian Shale.

Following these tests, we performed our annual goodwill impairment test based on a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach as outlined in our prior response, resulting in the impairment thereof. The “fair value” of our Exploration and Production assets calculated as part of the goodwill impairment test was significantly lower than the value ascribed to those assets in the long-lived asset recoverability tests because the recoverability test is completed utilizing undiscounted cash flows consistent with ASC 360-10-35. Specifically, the impact of the discounting factor (which approximated our cost of capital) used in the discounted cash flow method for goodwill impairment purposes resulted in a “fair value” that was approximately $2 billion less than the undiscounted cash flows calculated in accordance with ASC 360-10-35.

Securities and Exchange Commission

February 21, 2017

Based on the sequencing of the impairment tests as dictated under ASC 350-20-35-31, we had already tested long-lived assets prior to identifying the impairment of goodwill of the Exploration and Production reporting unit. There are no definite or indefinite-lived intangible assets residing in our Exploration and Production reporting unit. All other material assets that were not assessed in conjunction with our considerations of ASC 360-10-35 and ASC 932 above, with the exception of goodwill, were working capital accounts.

As requested by the Staff, we respectfully submit the following table which reconciles total assets of the Exploration and Production segment as reported in Note 9 of our Annual Report on Form 10-K for the year ended December 31, 2015 to the carrying value of the Exploration and Production reporting unit of $1.55 billion referenced in our response to your comment 5 from our Response Letter dated December 22, 2016.

(in millions)
Total assets, Exploration and Production segment, as reported	$3,004

Less: debt and accrued interest	(1,311)
Less: unallocated assets	(233)
Less: reporting unit current and long-term liabilities	(202)
Plus: impaired goodwill	295

Carrying value, Exploration and Production reporting unit	$1,553

*   *   *   *

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (832) 708-3432. Written correspondence to the Company may be directed to my attention at 333 Clay Street, Suite 4150, Houston, Texas 77002, email Will.Jordan@RiceEnergy.com.

Sincerely,

Rice Energy Inc.

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Joseph Klinko, the Commission
John Hodgin, the Commission

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